November 30, 2006

Amanda McManus, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Pinpoint Advance Corp. Registration Statement
File No. 333-138110

Dear Ms. McManus:

This letter is written in response to the letter received from the Securities and Exchange Commission (the “Commission”) on November 17, 2006 (the “Staff Letter”) with respect to the registration statement on Form S-1 (the “Registration Statement”) filed by Pinpoint Advance Corp. (“Pinpoint” or the “Company”). We are filing electronically Amendment No. 1 to the Registration Statement (“Amendment No. 1”), originally filed on October 20, 2006, which reflects responses to the Staff Letter.

The following are responses to the Commission’s comments which are furnished as supplemental information and not as part of Amendment No. 1. We are providing to you under separate cover three copies of Amendment No. 1, which has been filed with the Commission concurrently herewith, all of which have been marked to show changes from the previously filed version. For your convenience and to facilitate your review, we have set forth herein each comment contained in the Staff Letter, followed by our response.

General

1.
Please provide for our review copies of all third party supporting materials referenced in your prospectus. For example, we note your reference to data provided by the Israel Venture Capital Research Center in the final paragraph on page 1. Where you provide statistical data but do not cite a source, please identify a third party source for such data and provide copies of reports in support of your disclosure. For example, we note that your statistical disclosure in the first bullet point on page 49 does not include a source. Please highlight the relevant portions of these materials that support your disclosure. If such data has been widely disseminated in non-subscription publications or publications of general circulation like newspapers and magazines, provide us with copies of the publications that include the information consistent with the statements in the prospectus. Alternatively, please tell us if such information is only available to customers or subscribers of the provider or was prepared specifically for you in connection with the preparation of this registration statement.

Enclosed with this letter is a separate supplemental correspondence attaching copies of all third party supporting materials referenced in the Registration Statement, including the sources of such materials. All of such information is available to customers or subscribers of the provider of such information and was not prepared specifically for the Company in connection with the preparation of the Registration Statement.

2.
Please advise us whether the determination of the value of a proposed acquisition, for purposes of measuring the 80% threshold, may include debt or equity financing entered into by the target for the purpose of satisfying the 80% threshold.

The determination of the value of a proposed acquisition, for purposes of measuring the 80% threshold, will not include any debt or equity financing entered into by the target.

Prospectus Cover Page

3.	Please revise the underwriters’ compensation chart to include the deferred underwriting discount. The footnote may then disclose that a portion of this amount will be deferred.

As was discussed by our counsel, we have not made this change in Amendment No. 1, as we believe the current disclosure of the underwriter’s compensation chart is consistent with many recent effective registration statements of similar companies with similar transaction and compensation structures. We respectfully maintain that the deferred underwriting discount is specifically identified in the footnote, making the current disclosure complete, accurate and not misleading.

Inside Cover Page

4.	Please advise us of what information is incorporated by reference into the prospectus.

No information is incorporated by reference into the prospectus other than the exhibits which are attached thereto, and form a part of, the Registration Statement. The first sentence of the first paragraph on the Table of Contents page contained in Amendment No. 1 has been modified to read, “You should rely only on the information contained or incorporated by reference in this registration statement of which this prospectus forms a part”.

Summary, page 1

5.	Please include your internet address if you have one. See Item 101(e)(3) of Regulation S-K.

There is no internet address for the Company at this time.

6.	Please disclose the fact that non-accredited investors may only purchase securities in this offering if they reside in certain states, and list the states.

The offering will be made only to accredited investors.

7.	Please revise to include summary disclosure of your conflicts of interest and your management’s prior experience.

We have made the change to the Offering section (pages 10-11) of Amendment No. 1.

The Company, page 1

8.
We note your disclosure in the first sentence on page 45 that you may use stock as consideration in connection with the completion of a business combination. Please revise the summary to highlight the fact, if true, that you are not required to use only the proceeds held in trust to complete a business combination and to discuss any limitations on the incurrence of debt or issuance of stock for this purpose. Further please disclose, if true, that once released from escrow, the cash available could be also be used as working capital to pay officer and director salaries, make change of control payments, pay fees to affiliates, etc.

We have made the change to the Summary section (page 1) of Amendment No. 1.

The Offering, page 4

9.
Please reconcile your disclosure on page 4 that there will be 0 warrants outstanding prior to the offering with your disclosure on page 3 that prior to the offering, you will issue 160,000 warrants to officers and directors.

We have modified the referenced section to reconcile the disclosure with respect to the issuance of incentive warrants and warrants issuable pursuant to the underwriter’s purchase option in Amendment No. 1.

10.	Please revise your disclosure in the final sentence of the first paragraph after the bullet points on page 5 to clarify that the price may decline as a result of limited liquidity following the call.

We have made the change in Amendment No. 1.

11.
We note your disclosure in the first full paragraph on page 9 that certain of your officers and directors have agreed to indemnify you for claims of creditors and the costs and expenses of dissolution. Please tell us and disclose whether you have written agreements to this effect. In this regard we note that we are unable to locate indemnification or reimbursement provisions in any of Exhibits 10.1 - 10.5.

We have modified the first full paragraph on page 9 to clarify that the indemnification obligation of certain officers and directors is a written obligation. Additionally, we have filed with Amendment No. 1 revised Exhibits 10.1.1, 10.1.2, 10.1.3 and 10.1.4, which include written indemnification obligations agreed to by certain officers and directors of the Company.

Dissolution and Liquidation…, page 8

12.
We note that prepayment of the loan is subordinate to the public stockholders receiving $8.00 in the event of a liquidation upon failure to consummate a business combination. But we also note that the loan will be repaid over the next 18 months. Please disclose whether amounts repaid on the loan prior to any liquidation would need to be recontributed to satisfy shortfalls in the trust account.

We have made the change to Amendment No. 1, which indicates that, notwithstanding any loan amounts repaid over the 18 months following the date of the prospectus, Ronen Zadok must still indemnify the Company for claims of creditors and the costs and expenses of liquidation and dissolution.

Risk Factors, page 12

13.
Please revise to include a risk factor indicating that your board has the authority to structure a business combination in which fewer than 19.99% of the outstanding stock may be redeemed, as discussed in the second full paragraph on page 57.

We have added a Risk Factor to Amendment No. 1.

Because there are numerous companies with a business plan similar to ours . . ., page 12

14.	Please specifically address the status to the two companies that planned to focus on acquiring Israeli companies.

We have made the change to Amendment No. 1, indicating the current status of three companies, indicating that, “ Two of such blank check companies with a specific focus on consummating a business combination in Israel have not yet announced a potential business combination, while the third such company has announced an acquisition, although such acquisition has not been consummated as of the date hereof. ”

Because a majority of our management’s . . ., page 14

15.	Please expand the disclosure to identify the specific segments.

We have made the change to Amendment No. 1, indicating the prior business experience of a majority of the Company’s management has been limited to certain segments of the technology industry, “notably software, telecommunication, media services, IT services, Internet and consumer products”.

Because our initial stockholders’ initial equity investment was only $25,000 . . ., page 25

16.	Please revise this risk factor and the immediately following risk factor to describe the result of an offering being “disallowed.”

We have made the change to both of the referenced Risk Factors in Amendment No. 1, indicating that a state administrator would have the discretion to disallow our offering if it wanted to, “in which case we would be prohibited from conducting this offering in that state”.

Risk Associated with the Technology Sector, page 30

17.
Please consider reducing the extent of your technology sector risk factors. Considering the fact that you have not acquired and do not operate a technology business, the extent of this disclosure seems unnecessary.

We have modified the risk factors in Amendment No. 1, reducing the number of technology related risk factors.

Our international operations are subject to a variety of risks . . ., page 34

18.	Please combine this risk factor with the last risk factor on page 32, as they appear to address substantially the same types of risks.

We have made the change in Amendment No. 1 as requested.

Use of Proceeds, page 32

19.	Expend your line item currently titled “Miscellaneous expenses” to identify the types of expenses contemplated.

We have made the change to Amendment No. 1, indicating that the “Miscellaneous” line item is intended to cover any accounting, legal, printing or other ancillary costs associated with the offering which are more costly than estimated above”.

20.	Please provide us support for your belief that the interest from the trust account will cover $1.2 million of operating expenses and repayment of the interest and principal of the term loan.

We have made the change to Amendment No. 1, stating in the Use of Proceeds section that, “Although the rate of interest to be earned on the trust account will fluctuate through the duration of the trust account, and although we are unable to state the exact amount of time it will take to complete a business combination, we anticipate the interest that will accrue on the trust account, even at an interest rate of 4% ($2,000,000 if the underwriters’ over-allotment option is not exercised) per annum, during the time it will take to identify a target and complete an acquisition will be sufficient to fund our working capital requirements. While we cannot assure you the trust account will yield this rate, we believe such rate is representative of that which we may receive”.

Dilution, page 42

21.
Refer to footnote (2) on page 43. Please explain what you mean by the disclosure that the deferred underwriting discounts “may be waived” related to shares that are redeemed for cash. Will this waiver be at the discretion of the underwriters?

We have modified footnote (2) in Amendment No. 1 to indicate that the amount set forth on the Dilution table which is qualified by note (2), “does not reflect deferred underwriting compensation that has been waived with respect to shares that are redeemed for cash at $0.24 per share.”

Management, page 66

22.
Please revise to include a description of the indemnification agreements with certain of your officers and directors, as referenced on page 9. Clearly describe the claims covered by these agreements and the claims that are excluded.

We have made the change in Amendment No. 1 as requested.

Principal Stockholders, page 70

23.	Please include a separate column in the table on page 70 showing the number of shares that will be held by each shareholder after the offering and private placement.

We have made the requested change in Amendment No. 1 through the modification of the headings on the “Principal Stockholders” table to reflect ownership of common stock (a) before the offering and after the private placement and (b) after the offering and private placement.

24.	Refer to the next-to-last paragraph on page 71. Please separately quantify the number of warrants that will be issued to each of your officers and directors.

We have made the change to Amendment No. 1, indicating that Mr. Jacob Perry will receive 16,000 of such warrants and each of Messrs. Baruch, Zadok, Schwalb and Schwalb will receive 36,000 of such warrants.

Description of Securities, page 74

Share Eligible for Future Sale, page 77

25.	Please clarify, in the third sentence under this heading, whether the pronoun “this” refers to the shares that are freely tradable or those that are purchased by affiliates.

We have made the change to Amendment No. 1, indicating that “the number of freely tradable shares does not include the 187,500 shares included in the units being purchased in the private placement by each of or officers and directors (other than Jacob Perry), or entities wholly owned by them, which are the subject of a lock-up agreement with us and the representative of the underwriters until we complete a business combination.”.

Financial Statements and Notes

Note 7 - Warrants and Option to Purchase Common Stock

26.
We note that warrants and the purchase option are not subject to net-cash settlement in the event you are unable to maintain an effective 1933 Act registration statement and that the warrants and purchase option are only exercisable to the extent you are able to maintain such effectiveness. Please revise your footnote disclosures to include a similar explanation of the registration rights requirements under your warrant and purchase option agreements and your obligations under the agreement to the extent you are unable to maintain an effective 1933 Act registration statement with a current prospectus.

A new paragraph has been added to Note 7, stating, “The above warrants and the warrants included in the underwriter’s purchase option, are not subject to net cash settlement in the event the Company is unable to maintain an effective 1933 Act registration statement. The Company must use best efforts to file and maintain the effectiveness of the registration statement for the warrants set forth above as well as the securities issuable upon exercise of the underwriter’s unit purchase option. Such warrants are only exercisable to the extent the Company is able to maintain such effectiveness. The purchase option (but not the underlying warrants), however, may be exercised by means of cashless exercise even in the absence of an effective registration statement for the underlying securities.”

Part II. Information Not Required in Prospectus

Exhibits

27.	Please file a legal opinion with your next amendment to provide a form of opinion for our review.

We have filed the form of legal opinion as Exhibit 5.1 to Amendment No. 1.

Undertakings

28.	Please include the undertakings required by Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K, or advise us why they are not appropriate.

We have made the change to Amendment No. 1 as requested.

If you have any questions or concerns, please contact me at via telephone at 011-972 9-9500245 or via facsimile at 011-972-9-957-0894 or contact either Stuart Neuhauser or Adam Mimeles at (212) 370-1300 or via facsimile at (212) 370-7889.

Sincerely,
/s/ Adiv Baruch
Adiv Baruch
Chief Executive Officer

cc:	Jacob Perry
Ronen Zadok
Yaron Schwalb
Yoav Schwalb
Larry Glassberg
David Wertheimer
Douglas S. Ellenoff, Esq.
Stuart Neuhauser, Esq.
Adam Mimeles, Esq.
Jody Samuels, Esq.